

November 23, 2009

Mr. Andrew C. Levy
Chief Financial Officer
Allegiant Travel Company
8360 S. Durango Drive
Las Vegas, NV 89113

   Re: **Allegiant Travel Company**
     Form 10-K for the fiscal year ended December 31, 2008
     File No. 000-31683

Dear Mr. Levy:

   We have reviewed your correspondence dated November 10, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Additionally, we ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Selected Financial Data, page 29

1. Your response to prior comment 2 is unclear with regard to the presentation of ancillary revenue per ASM. Please tell us the meaningfulness of providing available seat miles in relation to ancillary revenue (for example, how does it impact revenue derived by hotel rooms) or eliminate revenues not driven by changes in the number of available seat miles from the various metrics.

Item 7. Results of Operations, page 35

2. We note your response to prior comment 4. We are unclear as to why the separate presentation of revenues attributable to third-party products and unbundled air travel related charges is an arbitrary grouping, as you state in your

response, especially considering the fact that they were grouped this way for your investors in your investor presentation. While ancillary revenue may be impacted by multiple factors, not all of which are under your control, we do not agree that this means quantifying and discussing revenues from the third-party products and unbundled travel-related charges sub-categories would not be meaningful to investors. To the contrary, given the rapidly growing significance of these amounts to your reported results, it appears that a more detailed disclosure would provide very useful insight into your results to your investors, whether you can attribute all variances to known factors or not. Therefore, we believe you should revise to separately quantify and discuss revenues from these two ancillary revenue sub-categories.

3. We note your response to prior comment 6 in which you state that readers can analyze your fixed fee contract revenue by examining the differences between the statistics provided for total system operations and scheduled service operations. While we agree that readers could in fact perform these calculations and attempt to draw their own conclusions from the resulting data, we believe that the intent of MD&A disclosure is to provide a discussion and analysis of results of operations through the eyes of management. In addition, we believe that providing a direct analysis of fixed fee contract revenue will provide a more user friendly presentation of your results to your investors. Therefore, we reissue our prior comment and request that you revise your discussion and analysis to disclose information that will provide context for the results of your fixed fee contract business.

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Please contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief

Cc: Robert B. Goldberg, Counsel